Exhibit 2: Income Statement (Twelve Months Ended December 31, 2006)

		Ch$ millions		US$ millions (1)%
		31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05	Change

Net sales		545,797	502,380	1,025.2	943.6	8.6%

Cost of goods sold		(259,889)	(240,659)	(488.2)	(452.0)	8.0%
	% of sales	47.6%	47.9%	47.6%	47.9%

Gross profit		285,908	261,721	537.0	491.6	9.2%
	% of sales	52.4%	52.1%	52.4%	52.1%

SG&A		(206,215)	(193,855)	(387.3)	(364.1)	6.4%
	% of sales	37.8%	38.6%	37.8%	38.6%

Operating income		79,692	67,866	149.7	127.5	17.4%
	% of sales	14.6%	13.5%	14.6%	13.5%

Non-operating result
	Financial income	2,565	817	4.8	1.5	214.0%
	Equity in NI of rel. companies	108	7	0.2	0.0	1414.7%
	Other non-operating income	4,798	2,046	9.0	3.8	134.5%
	Amortization of goodwill	(3,579)	(2,631)	(6.7)	(4.9)	36.0%
	Interest expense	(7,613)	(7,568)	(14.3)	(14.2)	0.6%
	Other non-operating expenses	(5,553)	(1,984)	(10.4)	(3.7)	179.9%
	Price level restatement	(413)	(556)	(0.8)	(1.0)	-25.8%
	Currency exchange result	(221)	360	(0.4)	0.7	NM
	Total	(9,909)	(9,511)	(18.6)	(17.9)	4.2%

Income before taxes		69,783	58,355	131.1	109.6	19.6%
	Income taxes	(14,235)	(9,306)	(26.7)	(17.5)	53.0%
	Tax rate	20.4%	15.9%	20.4%	15.9%

Minority interest		236	87	0.4	0.2	171.4%

Amort. of negative goodwill		49	53	0.1	0.1	-7.4%

Net income		55,833	49,189	104.9	92.4	13.5%
	% of sales	10.2%	9.8%	10.2%	9.8%

Earnings per share		175.30	154.44	0.33	0.29	13.5%
Earnings per ADR		876.49	772.19	1.65	1.45

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		41,492	41,445	77.9	77.8	0.1%
Amortization		577	559	1.1	1.0	3.3%
EBITDA		121,761	109,869	228.7	206.4	10.8%
	% of sales	22.3%	21.9%	22.3%	21.9%

Capital expenditures		40,976	39,157	77.0	73.5	4.6%

(1) Exchange rate: US$1.00 = Ch$532.39